February 12, 2010

Mail Stop 3010

Mr. Jeffrey A. McCutcheon
Chief Financial Officer
LaBranche & Co Inc.
33 Whitehall Street
New York, NY 10004

      Re: LaBranche & Co Inc.
                Form 10-K for the year ended December 31, 2008
                Filed March 16, 2009
                File No. 001-15251

Dear Mr. McCutcheon:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Daniel L. Gordon
                Branch Chief